Exhibit 21.1

Subsidiaries of VTTI Energy Partners LP

Name of Subsidiary	Jurisdiction of Organization

VTTI MLP Holdings Ltd	United Kingdom

VTTI MLP B.V.	The Netherlands

Eurotank Belgium B.V.	The Netherlands

Fosco Holding Ltd.	Bermuda

VTTI Americas B.V.	The Netherlands

VTTI Nederland B.V.	The Netherlands

VTTI SE Asia B.V.	The Netherlands

Antwerp Terminal & Processing Company N.V.	Belgium

ATT Tanjung Bin Sdn. Bhd.	Malaysia

Eurotank Amsterdam B.V.	The Netherlands

Euro Tank Terminal B.V.	The Netherlands

ETT Jetty Operations B.V.	The Netherlands

ETT Pipeline Operations B.V.	The Netherlands

Seaport Canaveral Corp.	Delaware

VTTI Fujairah Terminals Ltd	United Arab Emirates